UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38802
CUSIP Number: Y1146L 208

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

CASTOR MARITIME INC.
Full Name of Registrant

N/A
Former Name if Applicable

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens
Address of Principal Executive Office (Street and Number)

3036 Limassol, Cyprus
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Castor Maritime Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 by the prescribed due date without unreasonable effort or expense.

As disclosed the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on December 17, 2024, the Company completed its acquisition of a majority stake in Münchmeyer Petersen & Co. GmbH (“MPC Capital”) on December 16, 2024. This transaction will be referred to herein as the “Acquisition”.

The Company  requires additional time to finalize its consolidated financial statements due to the need to consolidate MPC Capital, whose financial statements need to be converted from German GAAP to U.S. GAAP, and to complete  the acquisition accounting with respect to the Acquisition.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. Although the Company believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Petros Panagiotidis	+357	25357767
	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CASTOR MARITIME INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Petros Panagiotidis
	Name:	Petros Panagiotidis
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer